August 20, 2025

Oren Shuster
Chief Executive Officer
IM Cannabis Corp.
3606-833 Seymour Street
Vancouver, BC, V6B 0G4, Canada

       Re: IM Cannabis Corp.
           Registration Statement on Form F-3
           Filed August 13, 2025
           File No. 333-289571
Dear Oren Shuster:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Oded Har-Even, Esq.